Mail Stop 4561

April 7, 2008

Mr. Richard M. Shea
President and Chief Operating Officer
Anthracite Capital, Inc.
40 East 52nd Street
New York, NY 10022

>   **Re: Anthracite Capital, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 27, 2008**
>   **File No. 333-149915**

Dear Mr. Shea:

We have limited our review of your filing to the issue we have addressed in our comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.   Please revise your filing to include the delaying amendment as required by Rule 473(a) under the Securities Act of 1933.

As appropriate, please amend your registration statement in response to this comment. Please furnish a cover letter with your amendment that keys your response to our comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call Kristina Aberg at (202) 551-3404 or the undersigned at (202) 551-3233.

Sincerely,

Tom Kluck
Branch Chief

Cc: Matthew J. Mallow, Esq.
VIA FAX (212) 735-2000